Exhibit 99.1

PINTEC Announces Results of 2020 Extraordinary General Meeting

BEIJING, September 25, 2020 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that it held its 2020 extraordinary general meeting of shareholders (the “EGM”) on September 25, 2020. At the EGM, the shareholders:

1.

resolved as an ordinary resolution that the authorized share capital of the Company be increased and amended to US$250,000, divided into 2,000,000,000 shares of a par value of US$0.000125 each, comprising of (i) 1,750,000,000 Class A ordinary shares of a par value of US$0.000125 each (the “Class A Ordinary Shares”), and (ii) 250,000,000 Class B ordinary shares of a par value of US$0.000125 each (the “Class B Ordinary Shares”), by the creation of 1,401,782,495 authorized but unissued Class A Ordinary Shares and 198,217,505 authorized but unissued Class B Ordinary Shares; and

2.

resolved as a special resolution that the Company’s Third Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum of Association and Articles of Association in the form attached as Exhibit A to the notice of extraordinary general meeting furnished with the U.S. Securities and Exchange Commission on Form 6-K on August 26, 2020 (the “Amended M&AA”). The amendment of the Amended M&AA to the Current M&AA is set forth in Exhibit B attached thereto.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit ir.pintec.com.

Company Contact

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@pintec.com